UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2025

COMMISSION FILE NUMBER 001-38976

Genmab A/S

(Exact name of Registrant as specified in its charter)

Carl Jacobsens Vej 30

2500 Valby

Denmark

+45 70 20 27 28

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Announcement, dated November 10, 2025.

99.2	Announcement, dated November 10, 2025.

99.3	Excerpts from Preliminary Offering Memorandum.

99.4	Unaudited Pro Forma Condensed Combined Financial Information from the Preliminary Offering Memorandum.

99.5	Audited consolidated financial statements as of and for the years ended December 31, 2024, 2023 and 2022, originally prepared in Danish Kroner and retranslated into United States Dollars for all periods presented.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENMAB A/S

BY:	/s/ Anthony Pagano
Name: Anthony Pagano
Title: Executive Vice President & Chief Financial Officer

DATE: NOVEMBER 12, 2025